UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                       SCHEDULE 13D/A
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Segmentz, Inc.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                         815801-10-5
                       (CUSIP Number)

                       Olga Filippova
                     Barron Partners LP
                 730 Fifth Avenue, 9th Floor
                     New York, NY 10019
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                     September 10, 2003
   (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
     Rule 13d-1(b)(3) or (4), check the following box o. Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting
   person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                      (See Rule 13d-7).
1

                          SCHEDULE 13D
CUSIP No.  815801-10-5



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BARRON PARTNERS LP
TAX ID #:     431981699

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP
          (a)  []
           (b)[  X  ]

3         SEC USE ONLY
4         SOURCE OF FUNDS
          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]
6         CITIZENSHIP OR PLACE OF ORGANIZATION
       United States, Incorporated in Delaware

Number of            7    SOLE VOTING POWER
Shares Owned
By Each                    770,000 shares beneficially owned
in
the aggregate
Reporting
Person
With                8    SHARED VOTING POWER
                           NONE

                     9    SOLE DISPOSITIVE POWER
770,000 shares beneficially owned in the aggregate

                     10   SHARED DISPOSITIVE POWER
                                 NONE

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
            770,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
      [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
           6.8%

14         TYPE OF REPORTING PERSON
                      PN

 Item 1.   SECURITY AND ISSUER.
                     -------------------
      This Amendment No.1 to Schedule 13D (the "Statement") amends the Schedule 13D filed on July 8, 2003 (the "Schedule 13D") and with respect to the common stock, par value $.01 per share (the "Common Stock"), of Segmentz, Inc, a Delaware Corp., with its principal executive offices at 18302 Highwood's Preserve Parkway, Suite 210, Tampa, FL 33467

Item 2.    IDENTITY AND BACKGROUND.

           This Statement is being filed by Barron Partners LP, a Delaware Limited Partnership, whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019. The principal business of Barron Partners LP is investing in the securities of microcap companies. During the last five years Barron Partners LP has not (i)been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Barron Partners LP is a United States Partnership, organized under the laws of the State of Delaware.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.
           All purchases of common stock of SEGMENTZ, INC. were made using working capital. As of the Date of Event which required the filing of this Statement, the Partnership used approximately $385,000 of its working capital to purchase 770,000 common stock of Barron Partners LP securities. No other funds or other consideration were used in making such purchases.

Item 4.    PURPOSE OF TRANSACTION.
           All SEGMENTZ, INC. securities owned by Barron
Partners LP have been acquired by the Partnership for investment purposes only.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

There is no change to report for Item 5 except for the addition of the following:

(a) Original 13D statement filed on July 8, 2003 incorrectly reported Barron Partners to be a beneficial owner of 520,000 common shares of Segmentz Inc and incorrectly reported the date requiring that filing to be July 8, 2003. As of July 8, 2003 Barron Partners LP did not beneficially own any shares of Segmentz Inc. The transaction resulting in Barron Partners owning any shares of Segmentz Inc did not close until September 10, 2003 and the correct number of shares acquired in that transaction was 770,000. The correct number of SEGMENTZ, INC. securities owned by Barron Partners LP as of September 10, 2003 represented approximately 6.8% of the issued and outstanding shares of SEGMENTZ, INC. common stock. As of September 10, 2003 Barron Partners LP had sole power to vote and dispose of each of the 770,000 shares of SEGMENTZ, INC. common stock beneficially owned by it. In the sixty days prior to September 10, 2003, the Date of the event requiring the filing of this Statement, Barron Partners LP did not engage in any transactions involving SEGMENTZ, INC. common stock.

The Original 13D checked Question 2(a) thereby affirming group ownership. This was an inadvertent error and box (b) should have been checked to disclaim membership in a group.




Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
NONE.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 19, 2003

By: /S/ Andrew Worden
-------------------------------------------
--------
Managing Member
Barron Capital Advisors LLC
General Partner for Barron Partners LP